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Exhibit 99.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

        In connection with the Annual Report of Imperial Tobacco Group plc (the "company"), on Form 20-F for the year ending September 28, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gareth Davies, Chief Executive Officer of the company, certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to my knowledge:

(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the company.

Gareth Davis Chief Executive Officer
Date: February 13, 2003

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  Exhibit 99.1
CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)